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19006194

SEC Mail Processing Section
APR 01 2019
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52909

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Donnelly Penman & Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17160 Kercheval Ave
(No. and Street)

Grosse Pointe	MI	48230
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark A. Cleland (313) 393-3060
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rehmann Robson LLC
(Name – *if individual, state last, first, middle name*)

2330 East Paris Ave. SE	Grand Rapids	MI	49546
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Mark A. Cleland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Donnelly Penman & Partners, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BONNIE SOMERVILLE
NOTARY PUBLIC, STATE OF MI
COUNTY OF MACOMB
MY COMMISSION EXPIRES Sep 17, 2021
ACTING IN COUNTY OF Wayne

Bonnie Somerville
Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] ~~(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (n) Review Report of Independent Registered Public Accounting Firm.

X (o) Management Assertion Regarding Exemption from 17 CFR 240. 15C3-3.

Rehmann

Rehmann Robson
2330 East Paris Ave. SE
Grand Rapids, MI 49546
Ph: 616.975.4100
Fx: 616.975.4400
rehmann.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Directors and Shareholders
Donnelly Penman & Partners, Inc.
Grosse Pointe, Michigan

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of ***Donnelly Penman & Partners, Inc.*** (the "Company") as of December 31, 2018 and 2017, the related statements of operations, changes in shareholders' equity and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting Firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Change in Accounting Principle

As discussed in Note 1 to the financial statements, in 2018 the Company changed its method of accounting for revenue recognition due to the adoption of ASU 2014-09, *Revenue from Contracts with Customers*, as amended.

Independent Auditors' Report on Supplementary information

The supplementary information, Computation of Net Capital Under Rule 15c3-1 and Reconciliation of Part IIA - Form 17a-5, contained on pages 14 and 15, respectively, has been subjected to audit procedures performed in conjunction with the audit of Donnelly Penman & Partners, Inc.'s financial statements. The supplemental information is the responsibility of Donnelly Penman & Partners, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to

test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rehmann Robson LLC

We have served as the Company's independent auditor since 2016.
March 29, 2019
Grand Rapids, Michigan

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2018 and 2017

	2018	2017
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 531,730	$ 461,740
Accounts receivable - trade, net of allowance for doubtful accounts of $0 in 2018 ($12,500 in 2017)	76,325	157,991
Accounts receivable - other	553	25,374
Accounts receivable - related party	-	4,582
Deferred asset	145,373	-
Prepaid expenses	77,544	54,654
Total Current Assets	831,525	704,341
Property and Equipment:		
Computer equipment	77,160	71,545
Furniture and fixtures	138,341	128,871
Leasehold improvements	66,231	66,231
Total	281,732	266,647
Less: Accumulated depreciation and amortization	154,757	127,726
Net Property and Equipment	126,975	138,921
Total Assets	$ 958,500	$ 843,262
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 13,728	$ 11,221
Deferred revenue (Notes 1 and 4)	539,453	-
Accrued expenses	119,944	274,210
Total Current Liabilities (Equal to Total Liabilities)	673,125	285,431
Shareholders' Equity:		
Common stock, no par value, 60,000 shares authorized; 11,623 shares issued and outstanding	210,070	210,070
Additional paid-in capital	11,993	11,993
Retained earnings	63,312	335,768
Total Shareholders' Equity	285,375	557,831
Total Liabilities and Shareholders' Equity	$ 958,500	$ 843,262

The accompanying notes are an integral part of these financial statements.

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF OPERATIONS
Years Ended December 31, 2018 and 2017

	2018	2017
Revenues (Notes 1 and 4)	$ 6,170,685	$ 4,961,471
Expenses:		
Compensation and benefits	4,962,011	4,201,984
Occupancy and equipment	162,361	157,986
Technology and communications	138,050	160,565
Other operating	425,757	342,462
Total Expenses	5,688,179	4,862,997
Operating Income	482,506	98,474
Other Income	1,164	1,112
Net Income	$ 483,670	$ 99,586

The accompanying notes are an integral part of these financial statements.

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years Ended December 31, 2018 and 2017

	Common Stock		Additional Paid-In	Retained	
	# of Shares	Amount	Capital	Earnings	Total
Balances - January 1, 2017	11,623	$ 210,070	$ 11,993	$ 241,021	$ 463,084
Redemption of common stock	(1,438)	(57,281)	-	-	(57,281)
Issuance of common stock	1,438	57,281	-	-	57,281
Net income	-	-	-	99,586	99,586
Shareholder distributions	-	-	-	(4,839)	(4,839)
Balances - December 31, 2017	11,623	210,070	11,993	335,768	557,831
Cumulative effect adjustment of change in accounting principle (1)	-	-	-	(746,313)	(746,313)
Net income	-	-	-	483,670	483,670
Shareholder distributions	-	-	-	(9,813)	(9,813)
Balances - December 31, 2018	11,623	$ 210,070	$ 11,993	$ 63,312	$ 285,375

(1) Refer to Notes 1 and 4 for further details on the change in accounting principle

The accompanying notes are an integral part of these financial statements.

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2018 and 2017

	2018	2017
Cash Flows From Operating Activities:		
Net income	$ 483,670	$ 99,586
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	27,031	25,583
Bad debt (recovery) expense	(12,500)	12,500
Changes in operating assets and liabilities that provided (used) cash:		
Accounts receivable	123,569	39,075
Prepaid expenses	(22,890)	(13,926)
Deferred asset	26,634	-
Accounts payable	2,507	9,853
Deferred revenue	(378,867)	-
Accrued expenses	(154,266)	(152,455)
Net Cash Provided By Operating Activities	94,888	20,216
Cash Flows From Investing Activities:		
Purchases of property and equipment	(15,085)	(21,779)
Net Cash Used In Investing Activities	(15,085)	(21,779)
Cash Flows From Financing Activities:		
Redemption of common stock	-	(57,281)
Proceeds from common stock issued	-	57,281
Shareholder distributions	(9,813)	(4,839)
Net Cash Used In Financing Activities	(9,813)	(4,839)
Net Increase (Decrease) In Cash and Cash Equivalents	69,990	(6,402)
Cash and Cash Equivalents, Beginning of Year	461,740	468,142
Cash and Cash Equivalents, End of Year	$ 531,730	$ 461,740

The accompanying notes are an integral part of these financial statements.

Note 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Donnelly Penman & Partners, Inc. (the "Company") is a closely-held corporation located in Grosse Pointe, Michigan. The Company provides investment banking and financial and investment advisory services to both public and private companies. Services are organized into industry groups, with particular emphasis in manufacturing, financial services, distribution, service and retail. Investment banking services generated all the Company's revenue in 2018 and 2017.

Concentration of Credit Risk

The Company deposits cash primarily with a major bank within the United States of America and at times throughout the year may maintain balances that exceeds federally insured limits of $250,000 per depositor, per insured bank. The Company also maintains an account with a credit union, which is federally insured up to $250,000, per depositor, per insured credit union. Uninsured deposits totaled approximately $91,000 and $9,000 at December 31, 2018 and 2017, respectively. The Company has not experienced any losses in such accounts and management believes the Company is not exposed to any unusual credit risk on cash or cash equivalents.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting year. Accordingly, actual results could differ from those estimates.

Accounts Receivable

The Company extends credit to its customers in the form of accounts receivable in the ordinary course of business and generally requires no collateral. Trade accounts receivable are stated at the amount the Company expects to collect from outstanding balances. The Company provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on management's assessment of the current status of individual accounts. Balances that are still outstanding after the Company has attempted reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. Management did not consider an allowance necessary at December 31, 2018. The Company recorded an allowance in the amount of $12,500 as of December 31, 2017, which was recovered in 2018.

Property and Equipment, Depreciation and Amortization
Property and equipment are recorded at cost. Depreciation and amortization is expensed over the estimated useful lives of the related assets, using the straight-line method. Expenditures for maintenance and repairs are expensed as incurred. Management reviews these assets for impairment when circumstances or events indicate that the carrying value may not be recoverable.

The Company uses the following estimated useful lives for assets placed in service:

Description	**Asset Lives**
Computer equipment	3 - 5 years
Furniture and fixtures	5 - 7 years
Leasehold improvements	40 years

Revenue
Revenues from investment banking services primarily consist of fees generated in connection with merger and acquisition, capital raising and other financial advisory services. Fees are recognized at the point in time that performance under the engagement is completed (such as the closing date of the transaction, reaching a contract milestone or presentation of contracted information) or when the engagement is cancelled. See Note 4 for further information.

Income Taxes
The Company, with the consent of its shareholders, has elected to have its income taxed under the provisions of Subchapter S of the Internal Revenue Code Section 1362, which provides that in lieu of corporate income taxes, the shareholders are taxed on the Company's taxable income. Therefore, no provision or liability for federal income tax is reflected in these financial statements. The Company may also be liable for other state and local income taxes in jurisdictions where it has nexus.

Management has analyzed the Company's material tax positions and has determined that no material uncertain tax positions exist that require recognition or disclosure in the accompanying financial statements. The Company is no longer subject to U.S. federal, state and local examinations by tax authorities for years before 2015.

Recently Adopted Accounting Guidance

Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, "Revenue From Contracts With Customers (Topic 606)," ("ASU 2014-09") that supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. The guidance also requires additional disclosures regarding the nature, amount, timing, and uncertainty of revenue that is recognized.

Effective January 1, 2018, the Company adopted ASU 2014-09. This change was applied retrospectively as of January 1, 2018 and thus there is no impact on our previously presented operating results. The adoption of the new revenue standard at that date resulted in a reduction of beginning retained earnings of $746,313 as a cumulative effect of adoption of an accounting change.

The impact of adoption is primarily related to our investment banking revenues for open contracts at January 1, 2018 that were previously recognized in prior periods, which are now being deferred under the new revenue standard.

With the adoption of the new revenue recognition standard on January 1, 2018, investment banking revenues are no longer presented net of the related reimbursable expenses. As a result, investment banking revenues and other operating expenses are higher in 2018 by an identical $136,507, with no impact to net income.

Pending Accounting Standards Update

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2016-02, Leases, which will supersede nearly all existing lease accounting guidance under accounting principles generally accepted in the United States. The core principle of this standard is that lessees should recognize assets and liabilities arising from all leases with a term of 12 months or more. This standard will be effective for the Company for the annual reporting period beginning after December 15, 2018.

The Company has evaluated the new guidance and upon adoption is expected to increase both assets and liabilities on the balance sheet by approximately $181,000, however, is not expected to have a material impact on net income. A cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

Note 2 - COMMON STOCK

There were no common stock transactions in 2018. In 2017, the Company redeemed 1,438 shares of common stock from four non-majority shareholders for approximately $57,000 in two separate transactions. The Company immediately sold all the shares to four existing non-majority shareholders and one new shareholder for the same amount. The Company and its shareholders are party to a Shareholder Agreement (the "Agreement") dated September 1, 2016. Under the Agreement, the Company will purchase a shareholder's common stock at termination of employment of the shareholder. The purchase price will vary based on the reason for termination and will range between 50% and 100% of Book Value, as defined in the Agreement. The purchase price may also be reduced for the shareholder's portion of contractual liabilities, as defined in the Agreement, existing at the time of termination. The Company also has the option to reallocate shares annually based on the discretion of the Company's Executive Committee. The purchase price for these shares will be at 100% of Book Value.

Note 3 - QUALIFIED RETIREMENT PLANS

The Company sponsors a profit-sharing plan (the "Plan") with a safe-harbor provision for all employees who have attained the age of twenty-one and completed one year of service. Each year the Company may make a profit-sharing contribution to the Plan at the discretion of the Board of Directors. Contributions approved by the Board of Directors for 2018 and 2017 totaled approximately $73,000 and $212,000, respectively, which are included in compensation and benefits in the Statement of Operations.

Note 4 – REVENUES

The Company earns all its revenue from investment banking service contracts (engagements) with customers. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine performance obligations and whether performance obligations are satisfied at a point in time or over time. The Company's investment banking engagements typically provide for a) a non-refundable up-front fee; b) non-refundable monthly fees; and c) a success fee. Engagements typically are one year in length and may be renewed at the customer's option upon expiration of the original engagement.

Revenue from investment banking services which include merger and acquisition, capital raising, and other financial advisory services generally have one performance obligation. Performance obligations for these contracts are satisfied at a point in time and are recognized at the point in time that we determine the customer obtains control over the agreed upon service, or upon engagement cancellation, whichever comes first.

The customer is considered to obtain control in an investment banking transaction typically upon successfully selling or acquiring an entity, the successful completion of a capital raise, or the transfer of a deliverable for other advisory services in accordance with the customer service contract. The amount of revenue recognized reflects the consideration we expect to be entitled to in exchange for the services delivered (i.e., the "transaction price"). Revenue recognized for merger and acquisition, capital raising, and other financial advisory services for the year ended December 31, 2018 was $4,475,810, $1,200,294, and $357,726, respectively. Reimbursable expenses related to such engagements recognized as revenue for the year ended December 31, 2018 was $136,855.

Fees received prior to the completion of a transaction are recorded in deferred revenue on the statements of financial condition. If applicable, a receivable is recognized between the billing date and payment by the customer. Compensation incurred related to specific engagements is deferred until the corresponding revenue is recognized and is recorded as a deferred asset on the statement of financial condition. Expenses associated with investment banking engagements are deferred only to the extent of nonrefundable payments collected from the customer. All other investment banking related expenses are expensed as incurred. Out of pocket expenses that are reimbursable by the customer are included in other operating expenses in the statements of operations and any out-of-pocket expenses reimbursed by our clients are recognized as investment banking revenues.

Non-refundable up-front and monthly consulting fees received prior to completion of the performance obligation form part of the transaction price and are recorded as deferred revenues at December 31, 2018. The balance of an investment banking performance obligation transaction price relates to monthly consulting fees to be received over the remaining engagement duration as well as any related success fees. The remaining engagement duration at December 31, 2018 is generally less than one year, and the transaction price is expected to be recognized upon engagement cancellation, or completion of the performance obligation, whichever comes first. Revenue recognized in 2018 that was included in the deferred revenue balance at the beginning of 2018 was $918,320.

Deferred revenue as of December 31, 2018 consists of $463,750 directly related to services yet to be completed and $75,703 for client reimbursable expenses incurred related to contracts outstanding.

A deferred asset is recorded at December 31, 2018 consisting of $69,670 for expenses associated with compensation and benefits and $75,703 for client reimbursable expenses incurred related to contracts outstanding.

Note 5 - RELATED PARTY TRANSACTIONS (INCLUDING COMMITMENTS)

During 2017, the Company loaned a shareholder $4,582 to purchase stock in the Company. The loan was repaid during 2018.

The Company leased office space from a Michigan limited liability company, certain members of which are also shareholders of the Company. The limited liability company sold the building in November 2018, was subsequently dissolved and the lease was assumed by the new owner. The lease calls for monthly rental payments of $9,546 through December 31, 2020. The Company also pays all the costs of utilities, maintenance and repairs on the leased space. Rental expense for the related party lease was approximately $115,000 for 2018 and 2017.

The Company also rents various office equipment and vehicles from unrelated parties under operating leases which expire through June 2021. In addition, the Company is obligated under contracts with unrelated parties for research subscriptions which expire through December 2019.

Scheduled minimum future payments required under these non-cancelable operating leases and commitments which have initial or remaining terms in excess of one year as of December 31, 2018 are as follows:

Year Ending December 31	Total
2019	$ 185,379
2020	199,639
2021	6,403
Total Future Minimum Payments	$ 391,421

Total expense for the related party office lease expense, office equipment and vehicle leases and research subscriptions was approximately $219,000 and $216,000 for 2018 and 2017, respectively.

Note 6 - REGULATORY REQUIREMENTS

The Company is subject to a minimum net capital rule under the Securities and Exchange Act of 1934, Rule 15c3-1 (the Rule), and computes its net capital under the alternative method permitted by the Rule, which requires the maintenance of minimum net capital, as defined, of the greater of 6-2/3% of aggregate indebtedness or a minimum amount that is based on the type of business conducted by the Company. Total required net capital under the Rule is $44,875 at December 31, 2018. At December 31, 2018, net capital under the Rule was $ (141,395), which was $186,270 in deficiency of its minimum dollar amount requirement. The net capital ratio was (476.06) at December 31, 2018.

The Company's net capital under the Rule was $176,309 which was $157,280 in excess of its minimum dollar amount requirement at December 31, 2017. The net capital ratio was 1.62 as of December 31, 2017.

See Note 8 for further discussion.

Note 7 - REGULATORY COMPLIANCE

The Company is a member of the Financial Industry Regulatory Authority (FINRA), the largest independent regulator for all securities firms doing business in the United States. As such, the Company is required to comply with various regulations set forth by FINRA, and from time to time is subject to FINRA examination to ensure compliance with current regulations. Any noncompliance with such rules and regulations may subject the Company to disciplinary actions, including, but not limited to, fines, suspension or possible loss of membership. Accordingly, any noncompliance could result in actions by FINRA that have a materially adverse impact on the Company's financial position, results of operations or cash flows.

Note 8 - SUBSEQUENT EVENTS (UNAUDITED)

Subsequent to December 31, 2018, the Company recognized revenue from multiple engagements with success fees approximating $1,295,000 and as such the negative net capital position was corrected under the compliance requirements of Rule 17a-5.

In preparing these financial statements, management has evaluated, for potential recognition or disclosure, significant events or transactions that occurred during the period subsequent to December 31, 2018, the most recent statement of financial condition presented herein, through March 29, 2019, the date the financial statements were issued. Other than as noted above, there were no such significant events or transactions identified.

* * * * * *

SUPPLEMENTARY INFORMATION

DONNELLY PENMAN & PARTNERS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2018

NET CAPITAL		
Total shareholders' equity		$ 285,375
Deduct ownership equity not allowable for net capital		-
Total ownership equity for net capital		285,375
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		285,375
Deductions and/or Charges:		
Non-Allowable assets:		
Accounts receivable - trade	$ 76,325	
Accounts receivable - other	553	
Property and equipment	126,975	
Deferred asset	145,373	
Prepaid expenses	77,544	
Total Deductions and/or Charges		426,770
Net Capital		$ (141,395)
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Liabilities Included In Statement of Financial Condition -		
Accounts payable, accrued expenses and deferred revenue	$ 673,125	
Total Aggregate Indebtedness		$ 673,125
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required		$ 5,000
Net Capital Requirement		$ 44,875
Excess Net Capital		$ (186,270)
Net Capital Less The Greater of 10% of Total Aggregate Indebtedness Or 120% of the Net Capital Requirement		$ (208,708)
Percentage of Aggregate Indebtedness to Net Capital		-476.06%

See report of independent registered public accounting firm.

DONNELLY PENMAN & PARTNERS, INC.
RECONCILIATION OF PART IIA - FORM 17a-5
December 31, 2018

ASSETS	Allowable	Non-Allowable	Total
Assets per Donnelly Penman & Partners Unaudited Focus Report at December 31, 2018	$ 531,730	$ 281,397	$ 813,127
Assets Per Audited Financial Statements	$ 531,730	$ 426,770	$ 958,500

LIABILITIES AND CAPITAL	Per FOCUS Report	Difference	Audited
Liabilities	$ 330,303	$ 342,822	$ 673,125
Shareholders' Equity:			
Common stock	210,070	-	210,070
Additional paid-in capital	11,993	-	11,993
Retained earnings	260,761	(197,449)	63,312
Total Shareholders' Equity:	482,824	(197,449)	285,375
Total Liabilities and Shareholders' Equity	$ 813,127	$ 145,373	$ 958,500

NET CAPITAL	
Net Capital per Donnelly Penman & Partners Preliminary Unaudited FOCUS Report at December 31, 2018	$ 201,427
Adjustments:	
Increases	-
Decreases	(342,822)
Net Capital Per Audited Net Capital Computation	$ (141,395)

See report of independent registered public accounting firm.

Rehmann

Rehmann Robson

2330 East Paris Ave. SE
Grand Rapids, MI 49546
Ph: 616.975.4100
Fx: 616.975.4400
rehmann.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Directors and Shareholders
Donnelly Penman & Partners, Inc.
Gross Pointe, Michigan

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Donnelly Penman & Partners, Inc., and the SIPC, solely to assist you and the SIPC in evaluating your compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Donnelly Penman & Partner's, Inc.'s management is responsible for your Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on your compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Donnelly Penman & Partners, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Rehmann Robson LLC

Grand Rapids, Michigan
March 29, 2019

Rehmann is an independent member of Nexia International.

CPAs & Consultants Wealth Advisors Corporate Investigators

A member of Nexia International

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2018

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

52909 FINRA DEC
Donnelly Penman & Partners Inc.
D/B/A Donnelly Penman & Partners
17160 Kercheval Ave.
Grosse Pointe, MI 48230

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 7,944

B. Less payment made with SIPC-6 filed (exclude interest) (3,756)

July 18, 2018
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 4,188

E. Interest computed on late payment (see instruction E) for 15 days at 20% per annum 35

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,223

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 4,223

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Donnelly Penman & Partners, Inc.
(Name of Corporation, Partnership or other organization)

(signature)
(Authorized Signature)

Dated the 21st day of March, 20 19.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations Documentation Forward Copy

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2018 and ending December 31, 2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,170,685
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ASC 606 Adjustment to Revenues, Assessed in 2017 (Deductions in excess of $100,000 require documentation)	875,000
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	875,000
2d. SIPC Net Operating Revenues	$ 5,295,685
2e. General Assessment @ .0015	$ 7,944
	(to page 1, line 2.A.)

Rehmann

Rehmann Robson

2330 East Paris Ave. SE
Grand Rapids, MI 49546
Ph: 616.975.4100
Fx: 616.975.4400
rehmann.com

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Directors and Shareholders
Donnelly Penman & Partners, Inc.
Gross Pointe, Michigan

We have reviewed management's statements included in the accompanying Management Assertion Regarding Exemption from 17 CFR §240.15c3-3, in which (1) Donnelly Penman & Partners, Inc. identified the following provisions of 17 CFR. §15c3-3(k) under which the Donnelly Penman & Partners, Inc. claimed an exemption from 17 CFR §240.15c3-3: 17CFR 15c3-3 (k)(2)(i) (the "exemption provisions") and (2) Donnelly Penman & Partners, Inc. stated that Donnelly Penman & Partners, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Donnelly Penman & Partners, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Donnelly Penman & Partners Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(17 CFR 15c3-3 (k)(2)(i)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rehmann Robson LLC

Grand Rapids, Michigan
March 29, 2019

Rehmann is an independent member of Nexia International.
CPAs & Consultants Wealth Advisors Corporate Investigators

A member of Nexia International

DONNELLY PENMAN & PARTNERS
INVESTMENT BANKING

MANAGEMENT ASSERTIONS REGARDING EXEMPTION FROM 17 CFR 240.15c3-3

The Company hereby asserts that it is exempt from 17 CFR 240.15c3-3 under the provisions of 17 CFR 15c3-3 (k)(2)(i) (the "identified provisions") as of December 31, 2018. In addition, the Company met the identified provisions throughout the year ended December 31, 2018 without exception.

Mark A. Cleland
Chief Financial Officer
Donnelly Penman & Partners, Inc.
March 29, 2019